Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S‑4/A) and related Prospectus of Transocean Ltd. for the registration of newly issued shares in Transocean Ltd. and 0.5% Exchangeable Senior Bonds due 2022 of Transocean Inc. for the acquisition of Songa Offshore, and to the incorporation by reference therein of our reports dated March 6, 2017, with respect to the consolidated financial statements and schedule of Transocean Ltd. and subsidiaries, and the effectiveness of internal control over financial reporting of Transocean Ltd. and subsidiaries, included in its Annual Report (Form 10‑K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

November 3, 2017